SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.    2)*

UBIQUITEL INC.

(Name of Issuer)

Common Stock, $0.0005 par value

(Title of Class of Securities)

903474302

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903474302
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bruce E. Toll

2.	Check the Appropriate Box if a Member of a Group (See Instructions Before Filling Out)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,395,350 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 4,395,350 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,395,350 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions Before Filling Out) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions Before Filling Out) IN

(1)  See Item 4 herein.

Item 1.
	(a)	Name of Issuer UbiquiTel Inc.
	(b)	Address of Issuer's Principal Executive Offices One West Elm Street Suite 400 Conshohocken, Pennsylvania 19428

Item 2.
	(a)	Name of Person Filing Bruce E. Toll
	(b)	Address of Principal Business Office or, if none, Residence 3103 Philmont Avenue Huntingdon Valley, Pennsylvania 19006
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 903474302

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), identify the status of the person filing. Not applicable
Item 4.		Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 4,395,350 (1)
	(b)	Percent of class: 5.4%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 4,395,350 (1)
(ii) Shared power to vote or to direct the vote -0-

(iii) Sole power to dispose or to direct the disposition of 4,395,350 (1)
(iv) Shared power to dispose or to direct the disposition of -0-

(1)

The Reporting Person beneficially owns 4,380,350 shares through BRU Holding Co., LLC, a Delaware limited liability company, of which the Reporting Person is the sole member. Includes 15,000 shares beneficially owned directly subject to options exercisable within 60 days of this filing.

Item 5.	Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  [    ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2003
Date
/s/ Bruce E. Toll
Signature
Bruce E. Toll
Name/Title